Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

August 2, 2018	Steven L. Lichtenfeld Partner d 212.969.3735 f 212.969.2900 www.proskauer.com

VIA EDGAR AND HAND DELIVERY

Ms. Stacie Gorman

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC

20549

Re:	New York REIT, Inc. Amended Registration Statement on Form S-4 (File No. 333-226269)

Dear Ms. Gorman:

On behalf of New York REIT, Inc. (the “Company”), we are transmitting this letter in response to an oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 2, 2018 with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Amended S-4”), including the form of Limited Liability Company Agreement attached to the proxy statement/prospectus contained therein as Annex A-4 (“LLCA”). This letter is being submitted together with the filing today of the Amended S-4, which has been revised to address the Staff’s comment. The bold paragraph below contains the Staff’s oral comment and is followed by the Company’s response. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Amended S-4 that reflect changes made.

Please advise us as to how the waiver of jury trial provision in Section 14.5(c) of the LLCA is enforceable under the U.S. securities laws.

Response: In response to the Staff’s comment, the Company has removed this provision from the form of LLCA included in the Amended S-4.

If you have any questions regarding the foregoing responses or the enclosed Amended S-4, please do not hesitate to contact me by telephone at (212) 969-3735.

Very truly yours,

/s/ Steven L. Lichtenfeld

Steven L. Lichtenfeld

Proskauer Rose LLP

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